UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
March 15, 2010

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

DISH Network Corporation
DISH DBS Corporation

File No. 000-26176
File No. 333-31929
CF#24455

_____

DISH Network Corporation and DISH DBS Corporation submitted an application under Rule 24b-2 requesting confidential treatment for information they excluded from Exhibits 10.1, 10.2 and 10.3 to their Forms 10-Q filed on November 9, 2009 and November 13, 2009, respectively. DISH Network Corporation and DISH DBS Corporation amended their application and refiled Exhibits 10.1 and 10.2 with fewer redactions as Exhibits 10.41 and 10.42, respectively, to their Forms 10-K filed on March 1, 2010 and March 9, 2010, respectively.

Based on representations by DISH Network Corporation and DISH DBS Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

DISH Network Corporation and DISH DBS Corporation Forms 10-Q
filed November 9, 2009 and November 13, 2009, respectively:

  Exhibit 10.1 through September 15, 2019
  Exhibit 10.2 through September 15, 2019
  Exhibit 10.3 through August 4, 2019

DISH Network Corporation and DISH DBS Corporation Forms 10-K
filed March 1, 2010 and March 9, 2010, respectively:

  Exhibit 10.41 through September 15, 2019
  Exhibit 10.42 through September 15, 2019

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

       Kathleen Krebs
       Special Counsel